Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☒ Exhibit 2 is attached and made a part of this Form NRSRO.

The following documents attached below describe the procedures and methodologies used in determining credit ratings.

Note: Capitalized terms used but not defined in the policies below generally will have the meanings assigned in the Glossary of Terms included within this Exhibit.

Document:
1. **Principles of Credit Ratings**
2. **Glossary**
3. **General Description of the Credit Rating Process**
4. **Assignment of Credit Ratings**
5. **Withdrawal, Discontinuance, and Suspension**
6. **Sufficient Information (Quality of Information)**
7. **Rating Committee**
8. **Issuer Notification (including Issuer Appeals)**
9. **Ratings Release**
10. **Surveillance**
11. **Error Correction**
12. **Prohibited Activities**
13. **Model Use**
14. **Methodology**
15. **Ratings Vendor Management**
16. **Analysis of Information and Application of Criteria**

S&P Global Ratings

RatingsDirect®

General Criteria:

Principles Of Credit Ratings

February 16, 2011

(**Editor's Note:** On May 1, 2023, we republished this criteria article to make nonmaterial changes. See the "Revisions And Updates" section for details.)

1. S&P Global Ratings uses a principles-based approach for assigning and monitoring ratings globally. These broad principles apply generally to ratings of all types of corporates, governments, securitization structures, and asset classes. However, for certain types of issuers, issues, asset classes, markets, and regions, S&P Global Ratings complements these principles with specific methodologies and assumptions.

2. We also determine ratings by applying definitional concepts and attributes of our ratings as described in our rating definitions, when appropriate. For example, our definition of the 'D' rating category forms the basis for assigning a 'D' rating. Readers should read this article in conjunction with "S&P Global Ratings Definitions."

3. S&P Global Ratings assigns credit ratings to both issuers and issues, and strives to maintain comparability of ratings across sectors and over time. That is, S&P Global Ratings intends for each rating symbol to connote the same general level of creditworthiness for issuers and issues in different sectors and at different times. Enhancing comparability requires calibrating the criteria for determining ratings. S&P Global Ratings calibrates criteria through various means including measuring default behavior across sectors and over time, applying common approaches to risk analysis, and using a common set of macroeconomic scenarios associated with the different rating levels. The scenario associated with the 'AAA' rating level is one of extreme macroeconomic stress--on par with the Great Depression of the 1930s. The scenarios associated with the lower rating levels are successively less stressful. Credits rated in each category are intended to be able to withstand the associated level of macroeconomic stress without defaulting (although we might significantly lower the ratings on those credits as economic stresses increase).

SCOPE OF THE CRITERIA

4. These criteria apply to ratings of all issuers and issues rated by S&P Global Ratings.

SUMMARY OF CRITERIA

5. The analytic framework for structured finance securitization ratings includes five key areas:

   - Credit quality of the securitized assets;

   - Legal and regulatory risks;

METHODOLOGY CONTACTS

Lapo Guadagnuolo
London
(44) 20-7176-3507
lapo.guadagnuolo
@spglobal.com

Takamasa Yamaoka
Tokyo
(81) 3-4550-8719
takamasa.yamaoka
@spglobal.com

Matthew B Albrecht, CFA
Centennial
+ 1 (303) 721 4670
matthew.albrecht
@spglobal.com

Marta Castelli
Buenos Aires
(54) 114-891-2128
marta.castelli
@spglobal.com

Andrea Quirk
London
(44) 20-7176-3736
andrea.quirk
@spglobal.com

Andrew M Bowyer, CFA
London
+ 44 20 7176 3761
andrew.bowyer
@spglobal.com

- Payment structure and cash flow mechanics;

- Operational and administrative risks; and

- Counterparty risk.

6. The analytic framework for corporate and government ratings includes three key areas:

- Creditworthiness before external support;

- External support; and

- Analysis of specific instruments.

7. For both structured finance and corporate and government ratings, an obligation's rating may reflect the weak-link approach (see paragraph 36).

FUNDAMENTAL PRINCIPLES OF STRUCTURED FINANCE RATINGS AND CRITERIA

Credit Quality Of The Securitized Assets

8. In most securitization transactions, the first key step in analyzing the credit quality of the securitized assets is determining the amount of credit support necessary, in our opinion, to maintain a rating at the 'AAA' level. That determination is equivalent to estimating the amount of losses that the assets would suffer under conditions of extreme stress. The estimation can include reference to historical studies of the subject asset class or, when such studies are not available and as we deem appropriate, comparison or benchmarking relative to asset classes for which such studies do exist.

9. For some asset classes, the estimation may proceed in stages: We might separately estimate asset default frequencies and loss severities under extreme stress conditions and then combine those components to form the overall loss estimate. Similarly, for some asset classes, the estimation may use generalizations based on historical studies, such as the notion that losses under extreme stress conditions can be estimated as a multiple of expected losses, with the multiple potentially varying for different asset classes.

10. For some asset classes, S&P Global Ratings defines an archetypical asset pool and uses it as a comparison benchmark for gauging the estimated losses under extreme stress for pools underlying actual transactions in such asset classes. In some cases, the maximum rating for the highest rated security may be below 'AAA' based on our assessment of factors such as country risk, or transfer and convertibility risk, and we would adjust the analysis accordingly.

11. In many securitization transactions, a key step in analyzing the credit quality of the securitized assets is estimating the level of expected losses. The level of expected losses generally corresponds to the amount of credit enhancement associated with the 'B' rating level. Estimation of expected losses generally uses the recent performance of similar assets as a guide. The estimation may include adjustments based on our assessment of current trends, as well as evolving market practices.

12. Interpolation is one of the methods we may use when we analyze the amount of credit enhancement associated with the rating levels between 'AAA' and 'B' for transactions in certain asset classes. For other asset classes, we create specific benchmarks, such as coverage multiples or simulated default rates, within a mathematical simulation model.

13. Our view on the credit quality of a pool of assets may change over time. The performance of the pool may diverge from expectations and that divergence may reveal credit strengths or weakness that were not previously apparent. Through our surveillance processes, we reassess the credit quality of the pool based on certain information regarding the observed performance and other factors we deem relevant.

Legal And Regulatory Risks

14. S&P Global Ratings' assessment of legal and regulatory risks focuses primarily on the degree to which a securitization structure isolates the securitized assets from the bankruptcy or insolvency risk of entities that participate in the transaction. Typically, our analysis focuses on the entity or entities that originated and owned the assets before the securitization, although the creditworthiness of other entities also may be relevant. A true sale of the subject assets from the originator/seller to a special purpose entity (SPE) is one method commonly used by an arranger seeking to achieve asset isolation in a securitization. From a legal perspective, a true sale is generally understood to result in the assets ceasing to be part of the seller's bankruptcy or insolvency estate. There may also be other legal mechanisms, apart from true sale, that may achieve analogous comfort. SPEs are entities that typically are used in a securitization transaction to "house" the assets that will back the payment obligations usually represented by the securities issued by the SPE. In the context of our analysis, S&P Global Ratings forms an opinion about the insolvency remoteness of an SPE based on our evaluation of the specific facts and circumstances that we view as applicable to a particular transaction. Among other things, the analysis considers whether the separate legal identity of the SPE would be respected by bankruptcy courts or bodies charged with similar functions. In addition, we assess the presence of features intended to minimize the likelihood that the SPE itself becomes the subject of bankruptcy.

Payment Structure And Cash Flow Mechanics

15. The rating analysis for structured finance typically includes an analysis of payment structure and cash flow mechanics. This portion of the analysis may involve both assessing the documentation for a security and testing the cash flows using quantitative models. In both cases, the objective is to assess whether the cash flow from the securitized assets would be sufficient, at the applicable rating levels, to make timely payments of interest and ultimate payment of principal to the related securities, after taking account of available credit enhancement and allowing for transaction expenses, such as servicing and trustee fees. The analysis may encompass diverse features of the payment structure and cash flow mechanics, ranging from the basic payment priorities inherent in a deal (i.e., the subordination hierarchy of tranches) to the impact of performance covenants (i.e., so-called "triggers") that may operate as switches that materially change the distribution priorities if they are breached. Finally, for securities that embody support facilities from third parties, such as insurance policies, guarantees, bank credit and liquidity facilities, and derivatives instruments, the analysis focuses on the payment mechanics for those obligations.

Operational And Administrative Risks

16. The analysis of operational and administrative risks is another part of the structured finance rating analysis. This part of the analysis focuses on key transaction parties to determine whether they are capable of managing a securitization over its life. Key transaction parties may include a transaction's servicer or manager, the asset manager of a collateralized debt obligation (CDO), the trustee, the paying agent, and any other transaction party; herein we collectively refer to these parties as servicers.

17. In securitizations involving many asset classes, the analysis focuses on evaluating a servicer's or manager's ability to perform its duties, such as receiving timely payments, pursuing collection efforts on delinquent assets, foreclosing on and liquidating collateral, tracking cash receipts and disbursements, and providing timely and accurate investor reports. For transactions that involve revenue-producing assets (e.g., commercial property), the analysis may include, as we deem appropriate, assessment of certain incremental risks associated with managing the assets. For actively managed portfolios, the analysis considers the asset manager's capabilities and past performance as an asset manager.

18. The analysis of operational and administrative risks generally considers the possibility that a servicer may become unable or unwilling to perform its duties during the life of the transaction. In that vein, the analysis may consider both the potential for hiring a substitute or successor servicer and any arrangements that provide for a designated backup servicer. That portion of the analysis would typically consider the sufficiency of the servicing fee to attract a substitute, the seniority of the fee in the payment priorities, and the availability of substitute servicers.

Counterparty Risk

19. The fifth part of the rating analysis is the analysis of counterparty risk. That analysis focuses on third-party obligations to either hold assets (including cash) or make financial payments that may affect the creditworthiness of structured finance instruments. Examples of counterparty risks include exposures to institutions that maintain key accounts and exposures to the providers of derivative contracts such as interest rate swaps and currency swaps. The counterparty risk analysis considers both the type of dependency and the rating of the counterparty for each counterparty relationship in a transaction.

FUNDAMENTAL PRINCIPLES OF CORPORATE AND GOVERNMENT RATINGS AND CRITERIA

Creditworthiness Before External Support

20. The most important step in analyzing the creditworthiness of a corporate or governmental obligor is gauging the resources available to it for fulfilling its commitments relative to the size and timing of those commitments. Assessing an obligor's resources for fulfilling its financial commitments is primarily a forward-looking exercise. It may entail estimating or projecting future income and cash flows. It may include consideration of economic conditions, the regulatory environment, and economic projections and forecasts. For business entities, future income and cash flows may come primarily from ongoing operations or investments. For governmental entities, income and cash flows may come primarily from taxes. In some cases, other resources, including liquid assets or, in the case of a sovereign obligor, the ability to print currency, may be relevant.

21. The assessment of resources considers both the expected level of future income and cash flows and their potential variability. For all types of obligors, the assessment includes both qualitative and quantitative factors.

22. The quantitative side of the analysis focuses primarily on financial analysis and may include an evaluation of an obligor's accounting principles and practices.

23. For business entities, key financial indicators generally include profitability, leverage, cash flow adequacy, liquidity, and financial flexibility. For financial institutions and insurers, other critical factors may include asset quality, reserves for losses, asset-liability management, and capital

adequacy. Off-balance sheet items, such as securitizations, derivative exposures, leases, and pension liabilities, may also be part of the quantitative analysis. Cash flow analysis and liquidity assume heightened significance for firms with speculative-grade ratings ('BB+' and lower).

24. For governmental entities, the quantitative factors we assess are different from the factors we assess for business entities; they generally include both economic factors and budgetary and financial performance, as well as additional items for sovereign obligors. The economic side of the analysis typically encompasses demographics, wealth, and growth prospects. The budgetary and financial side generally includes budget reserves, external liquidity, and structural budget performance. For sovereign obligors, additional quantitative factors that may, in our view, be relevant to our analysis include fiscal policy flexibility, monetary policy flexibility, international investment position, and contingent liabilities associated with potential support for the financial sector.

25. Trends over time and peer comparisons may be part of the quantitative analysis for both business and governmental entities.

26. On the qualitative side, the analysis of business entities focuses on various factors, including: country risk, industry characteristics, and entity-specific factors. We intend for our analysis of the country risk factor to capture our assessment of the financial and operating environment that applies broadly to businesses in a particular country, including a country's physical, legal, and financial infrastructure. Historically, this assessment has often operated to constrain the ratings of business entities in countries that have high country risk.

27. Industry characteristics typically encompass growth prospects, volatility, and technological change, as well as the degree and nature of competition. Broadly speaking, the lower the industry risk, the higher the potential credit rating for an obligor in that sector. The analysis also considers certain entity-specific factors that we believe can distinguish an individual obligor from its peers. These may include diversification of the obligor's products and services as well as risk concentrations, particularly for a financial institution. Obligor-specific factors also may include operational effectiveness, overall competitive position, strategy, governance, financial policies, risk management practices, and risk tolerance.

28. Qualitative factors for governmental entities are somewhat different from the factors for business entities. Our analysis may encompass political risks, including the effectiveness and predictability of policymaking and institutions and the transparency of processes and data and the accountability of institutions. In addition, for sovereign obligors, consideration of political risks may include an assessment of the potential for war, revolution, or other security-related events to affect creditworthiness. Other qualitative considerations that may be part of an analysis of a governmental obligor include revenue forecasting, expenditure control, long-term capital planning, debt management, and contingency planning. Finally, the assessment of a governmental obligor focuses on the potential that the obligor might default even when it has the resources to meet its financial commitments.

External Influence

29. In addition to our assessment of an obligor's stand-alone creditworthiness, S&P Global Ratings' analysis considers the likelihood and potential amount of external support (or influence) that could enhance (or diminish) the obligor's creditworthiness. When an obligor's creditors have the benefit of contractual support, such as a guarantee from a higher-rated guarantor, the analysis may assign the guarantor's rating to the supported issue or issuer. However, this occurs only when the guarantee satisfies stringent conditions and guarantees full and timely payment of the underlying obligation.

30. Apart from formal guarantees, the analysis considers the potential for other support from affiliated business entities, governments, and multilateral institutions. For affiliated business entities, the analysis considers both the degree of strategic importance of subsidiaries or affiliates to determine the likelihood and degree of support by a stronger parent and - the parent's capacity to provide such support.

31. For governmental support, the analysis considers the potential for various forms of support. For example, the analysis considers potential support for government-related entities (GREs), such as certain public utilities, transportation systems, and financial companies. The analysis of a GRE considers the role that the entity plays and the nature of its links to its government. A similar line of analysis applies to the potential for extraordinary government support to banks that, in our view, have systemic importance in a national economy. In the case of a sovereign obligor, the analysis considers the potential for support from multilateral institutions (e.g., the International Monetary Fund [IMF]).

32. The assessment of potential external support generally does not include the benefits that an obligor receives merely by being part of a system or framework. We consider those benefits in the assessment of industry characteristics or otherwise in the analysis of stand-alone creditworthiness. For example, the stand-alone analysis of a bank includes consideration of benefits that we believe it may receive from supervision within its regulatory framework and from access to low-cost borrowings from its central bank. Likewise, the analysis of governments (e.g., a school district) may include an evaluation of system support provided by a higher level entity (e.g., a city or state).

33. In some cases, external support can have a negative influence on an entity's creditworthiness. For example, this can happen when a weaker parent company drains cash flows or assets from a stronger subsidiary through dividends or in other ways. Similarly, a sovereign government can be a negative factor for a company's creditworthiness if it intervenes by withdrawing resources or limiting the company's financial flexibility.

Notching And Analysis Of Specific Instruments

34. The analysis of specific instruments includes consideration of priorities within an obligor's capital structure and the potential effects of collateral and recovery estimates in the event of the obligor's default. The analysis may apply notching to instruments that rank above or below their obligor's senior, unsecured debt. For example, subordinated debt would generally receive a rating below the senior debt rating. Conversely, secured debt may receive a rating above the unsecured debt rating.

35. Notching also applies to the structural subordination of debt issued by operating subsidiaries or holding companies that are part of an enterprise viewed as a single economic entity. For example, the debt of a holding company may be rated lower than the debt of its subsidiaries that have the enterprise's assets and cash flows. We extend the notching approach to analyzing the creditworthiness of instruments involving payment priority. For example, we would generally rate preferred stock and so-called hybrid capital instruments lower than senior debt to indicate that payment could be deferred.

THE WEAK-LINK APPROACH

36. The weak-link approach refers to the principle by which the rating would not be higher than that of the lowest-rated credit source. This principle can apply to both structured finance and corporate and government ratings, and where relevant, the sector-specific criteria may provide additional

details on its application.

REVISIONS AND UPDATES

This article was originally published on Feb. 16, 2011.

Changes introduced after original publication:

- Following our periodic review completed on Dec. 21, 2016, we updated the contact information.
- Following our periodic review completed on Dec. 15, 2017, we updated the contact information and updated the heading above paragraph 29 to "External Influence" from "External Support."
- On Jan. 2, 2019, we republished this criteria article to make nonmaterial changes. We updated the contact information and made editorial changes.
- On Feb. 15, 2019, we republished this criteria article to make nonmaterial changes. We updated the contact information and a reference to a related criteria article.
- On Aug. 7, 2020, we republished this criteria article to make a nonmaterial change. We added two sentences to paragraph 2 for clarification, and we updated article references.
- On Dec. 14, 2020, we republished this criteria article to make nonmaterial changes to update the contact information.
- On May 1, 2023, we republished this criteria article to make nonmaterial changes. We included clarifications on the weak-link approach in paragraphs 7 and 36. We also updated the contact information.

RELATED CRITERIA AND RESEARCH

Superseded Criteria

- Principles Of Corporate And Government Ratings, June 26, 2007
- Principles-Based Rating Methodology For Global Structured Finance Securities, May 29, 2007
- CDO Spotlight: Quantitative Modeling Approach To Rating Index CPDO Structures, March 22, 2007
- Corporate Securitizations: The Role Of Risk Capital In Aligning Stakeholder Interests, Sept. 18, 2003
- Structured Investment Vehicle Criteria, March 13, 2002

Related Articles

- S&P Global Ratings Definitions, published from time to time

This article is a Criteria article. Criteria are the published analytic framework for determining Credit Ratings. Criteria include fundamental factors, analytical principles, methodologies, and /or key assumptions that we use in the ratings process to produce our Credit Ratings. Criteria, like our Credit Ratings, are forward-looking in nature. Criteria are intended to help users of our Credit Ratings understand how S&P Global Ratings analysts generally approach the analysis of Issuers or Issues in a given sector. Criteria include those material methodological elements identified by S&P Global Ratings as

being relevant to credit analysis. However, S&P Global Ratings recognizes that there are many unique factors / facts and circumstances that may potentially apply to the analysis of a given Issuer or Issue. Accordingly, S&P Global Ratings Criteria is not designed to provide an exhaustive list of all factors applied in our rating analyses. Analysts exercise analytic judgement in the application of Criteria through the Rating Committee process to arrive at rating determinations.

Glossary

Date: 01 September 2025

Unless stated otherwise, for the purposes of all S&P Global Ratings policies and internal procedures the following definitions apply:

1. "**Affiliate of S&P Global Ratings**": any Affiliated Person

2. "**Affiliated Person**:" S&P Global Inc., any entity (including S&P Global Ratings) that is under the direct or indirect control of S&P Global Inc., and any of their respective partners, directors, officers, branch managers and employees (and persons occupying a similar status or performing similar functions).

3. "**Analyst**:" an Employee who is engaged in Credit Rating Activities and/or Product Analytical Activities, but not an Employee in an Associated Role, in the Criteria Function, in the Compliance function or in the Ratings Legal function.

4. "**Analytical Employee**:" all Employees in an Analytical Role.

5. "**Analytical Manager**" or "**AM**:" an Employee who oversees the day-to-day work of Analysts or other Analytical Managers, but who is not acting in a General Management Role.

6. "**Analytical Role**:" the role of an Employee when acting as an Analyst or in a Criteria Function. Examples include Analysts and Analytical Managers.

7. "**Analytic Quality & Validation Group**" or "**AQV**:" a second line of defense function responsible for validation, periodic review and reporting with respect to Criteria and Covered Models as well as monitoring and reporting on the adherence to procedures and methodologies for determining credit ratings. This function operates independently from the Analytical practices and Commercial team.

8. "**Ancillary Service**:" a product or service that S&P Global Ratings provides or sells that is not a Credit Rating or Credit Ratings Activity and is either a market forecast, an estimate of economic trends, a pricing analysis, other general data analysis, or distribution services related to a Credit Rating, a market forecast, an estimate of economic trends, a pricing analysis, or general data analysis.

9. "**Annual Review**": a type of Formal Review in which a Credit Rating is reviewed based on all relevant Criteria factors and a determination is made whether to refer the Credit Rating for Committee Review.

10. "**Approved Document Repository**:" the methods approved by S&P Global Ratings for saving and storing documents. A list of Approved Document Repositories is maintained by the Documentation Governance Council, which also approves any changes to the list. The Approved Document Repository list does not include data repositories, which are managed separately.

11. **"Arranger":** for purposes the Secure Website Policy – SEC Rule 17g-5, an Issuer, sponsor or underwriter.

12. **"Associated Role":** the role of an Employee when acting in a role other than an Analytical Role, a Control Role, a Commercial Role, or a General Management Role.

13. **"Business Contact":** an Issuer or any other third party with whom S&P Global Ratings does business. With respect to a particular Employee, a Business Contact does not include strictly personal and familial relationships that are social in nature and with whom the Employee does not interact in connection with his or her duties as an Employee.

14. **"Business Entertainment":** any form of entertainment where (a) the person providing the entertainment is present and (b) business will be discussed. Examples include: meals, recreational, social, sporting, theatrical, or musical events. Business Entertainment does not include light refreshments incidental to routine business interactions such as business meetings that have an aggregate value of no more than US $25 or its local equivalent (or 3000 yen for activities subject to Japanese jurisdiction). For these purposes, entertainment where the person providing the entertainment is not present is a Gift.

15. **"Business Records":** see the Recordkeeping & Retention Policy and may be known as "Official Business Records" or "OBRs".

16. **"CRA":** Credit Rating Agency

17. **"Commercial Activities":** Sales or Marketing Activities.

18. **"Commercial Employee":** any Employee in a Commercial Role.

19. **"Commercial Role":** the role of an Employee when engaging in Sales or Marketing Activities.

20. **"Committee Review":** a type of Formal Review in which a Credit Rating is reviewed in a Rating Committee.

21. **"Communication":** includes any communication, whether verbal or non-verbal, via any means, whether in person, in writing, by telephone, by email, by social media, through a third party, or otherwise.

22. **"Complaint":** any Communication received by S&P Global Ratings that contains specific allegations, irrespective of whether the conduct is intentional or negligent, regarding one or more of the following:

    1. Expressing dissatisfaction with the performance of an Analyst in the process of initiating, determining, maintaining, monitoring, changing, or withdrawing a Credit Rating.

    2. Expressing dissatisfaction with a Credit Rating, Models or Methodologies

    3. Alleging a violation, by S&P Global Ratings and/or its Employees of securities laws, regulations, or policies and procedures adopted by S&P Global Ratings.

    For more detail regarding Communications classified as Complaints, please see the Complaint Policy.

23. **"Confidential Credit Rating":** a Credit Rating that is not made public by S&P Global Ratings and is not intended to be disclosed by the party requesting the Credit Rating to any other party other than advisors bound by appropriate confidentiality obligations or as otherwise required by law or regulation or for regulatory purposes.

24. **"Confidential for Internal Purposes or "CIP Credit Rating"**: a Credit Rating that is used solely for internal purposes as a component of another Credit Rating, and is not made public or disseminated outside of S&P Global Ratings.

25. **"Confidential Information"**: any of the following types of information: (a) Issuer Confidential Information; (b) S&P Global Ratings Confidential Information; and (c) Other Confidential Information.

26. **"Control Role":** the role of an Employee in Compliance & Risk excluding however certain employees of the Analytic Quality & Validation Group engaged in review or validation activities.

27. **"Covered Model":** a Model that is subject to the Methodology Policy and SOP and classified as a Ratings Model, Criteria Model, Market Intelligence Model or S&P Global Ratings External Model, collectively referred to as Covered Models.

28. **"Credit Rating"**: a forward looking opinion about the creditworthiness of an Issuer, an Issue, a specific class of an Issue, or a specific financial program, issued using S&P Global Ratings established and defined symbology. A Rating Outlook is not a Credit Rating but is subject to the same S&P Global Ratings policies and procedures applicable to a Credit Rating.

29. **"Credit Rating Action"**: an initial Credit Rating, change to an existing Credit Rating, affirmation of an existing Credit Rating, withdrawal or suspension of an existing Credit Rating, or CreditWatch action, in each case as and when such action is Released. Credit Rating Action does not include a Rating Agency Confirmation (RAC).

30. **"Credit Rating Activities":** an activity engaged in by S&P Global Ratings that leads to or directly supports the issuance or surveillance of a Credit Rating including:

    - the evaluation, approval, issuance, or review of Credit Ratings;
    - analysis of data and information related to Credit Ratings;
    - a Credit Rating Action or Rating Decision; and
    - the development or approval of Criteria, including the development or approval of qualitative and quantitative Models.

    Examples include:

    - Participating in determining the Rating Decision and/or voting in Rating Committees;
    - Attending management meetings for the purpose of gathering information for determining the basis of a rating recommendation;
    - Communicating with Rated Entities and Related Third Parties to determine a Credit Rating Action;
    - Managing Analysts, as applicable, in their analytical work;
    - Developing Criteria;
    - Conducting surveillance of a Credit Rating;
    - Developing analytical models to support Criteria in which the results are used by a Rating Committee as part of determining a Credit Rating.

    In addition Credit Rating Activities also include:

    - Mappings;
    - Rating Agency Confirmation (RAC);
    - Rating Evaluations Service (RES);
    - Recovery Ratings

    For the purposes of this definition, (i) legal counseling by the Legal Department or GRA is not a Credit Rating Activity and (ii) Sales or Marketing Activities are not Credit Rating Activities.

31. **"Credit Rating Rationale" or "Rationale"**: the written explanation associated with a Credit Rating(s) that explains the principal basis for the Credit Rating(s), regardless of whether it is published. A Credit Rating Rationale may support more than one Credit Rating (e.g., in the case of Linked Rating Actions).

32. **"CreditWatch":** see S&P Global Ratings Definitions as published on the Free Website.

33. **"Criteria":** Criteria are the published analytic framework for determining Credit Ratings. Criteria include fundamental factors, analytical principles, methodologies, and /or key assumptions that we use in the ratings process to produce our Credit Ratings. Criteria, like our Credit Ratings, are forward-looking in nature. Criteria are intended to help users of our Credit Ratings understand how S&P Global Ratings analysts generally approach the analysis of Issuers or Issues in a given sector. Criteria include those material methodological elements identified by S&P Global Ratings as being relevant to credit analysis. However, S&P Global Ratings recognizes that there are many unique factors / facts and circumstances that may potentially apply to the analysis of a given Issuer or Issue. Accordingly, S&P Global Ratings Criteria is not designed to provide an exhaustive list of all factors applied in our rating analyses. Analysts exercise analytic judgement in the application of Criteria through the Rating Committee process to arrive at rating determinations.

34. **"Criteria Function"**: the role of an Employee when acting as a member of the Methodologies Group or certain employees in the Analytic Quality & Validation Group engaged in review or validation activities.

35. **"Criteria Model"**: a complex Model that is based on advanced economic, financial, mathematical, or statistical methodologies used in the development of Criteria.

36. **"Criteria Subject Matter Expert" or "CSME"**: A member of the Methodologies Group with relevant Criteria expertise.

37. **"DCO":** the designated compliance officer for the purposes of the U.S. Securities Exchange Act of 1934 and rules thereunder that are applicable to a Nationally Recognized Statistical Rating Organization and the designated compliance officer for the purposes of Canadian National Instrument 25-101 relating to designated rating organizations.

38. **"Document" or "Record"**: information recorded in any form, including electronic or paper form, used by S&P Global Ratings to perform business functions. Documents or Records include, but are not limited to, Documents created using computer desktop or corporate applications, e-mails, faxes, instant messages, journals, diaries, calendars, planners, notes, photographs, audio files, voice mails, video files, images, microfilm, hard copy, and any other electronically stored information. The terms Document and Record may be used interchangeably. For example, e-mails are considered both Documents and Records.

39. **"Employee"**: any S&P Global Ratings personnel or any other natural person, whose services are placed at the disposal or under the control of S&P Global Ratings.

40. **"Event-Driven Review"**: A Rating Committee held to consider the effect of an event on outstanding Credit Rating(s).

41. **"External Written Comments":** comments received in writing from market participants on proposed Criteria, including proposed material changes to Criteria, as well as in-use Criteria, through the opportunity provided on the Free Website.

42. **"Formal Review"**: a surveillance review conducted at least every 12 months, or as otherwise required by Regulatory Commitment, that includes several types of reviews described by the Surveillance SOP.

43. **"Free Website":** S&P Global Ratings websites that are provided with free access for a variety of regions and languages for regulatory disclosures including its public Credit Ratings and related information.

44. **"General Management Role" or "GM":** the role of an Employee when engaging in the management of S&P Global Ratings' business and operational activities. Examples include:

- managing the business and coordinating the operations of a unit including overseeing quality, human resources and policy compliance; participating in marketplace outreach; establishing marketing and business strategy for the unit and making decisions with respect to product development;

- overseeing the analytical operations without participating in the evaluation, approval, issuance, or review of any specific Credit Rating Action; and

- budgeting and managing revenues, profits, expenses, and other financial targets, including establishing general fee structures, together with Commercial Employees.

45. **"Gifts":** goods and services of monetary value, including but not limited to, cash or cash equivalents (such as gift certificates or cards), as well as things with no clear monetary value that benefit the recipient, such as a favor. For these purposes, entertainment where the person who provides the entertainment is not present or where the entertainment does not involve the discussion of business matters is a Gift. Gifts do not include: (a) items incidental to routine business interactions such as items provided at business meetings (e.g., note pads and pens) that have an aggregate value of no more than US $25 or its local equivalent (or 3000 yen for activities subject to Japanese jurisdiction), (b) Promotional Items (e.g., logo branded items), including complimentary passes to conferences, rewards for submitting surveys, and prizes provided by S&P Global Ratings, S&P Dow Jones Indices, and S&P Global Market Intelligence for random drawings, raffles, or contests offered broadly and where permitted by law, or (c) promotional or other items of *de minimis* value (i.e., no more than US$10 or its local equivalent) received in the normal course of business (and in Japan, offered generally for free).

46. **"Immediate Family":**(a) an Employee's spouse, domestic partner, or equivalent or an Employee's dependent child or stepchild regardless of residence; (b) an Employee's relative, whether or not that person is dependent on the Employee (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive and guardian relationships) who has shared the same household as the Employee for at least one year immediately preceding the date that the household member engages in the applicable activity; and (c) any legal entity (including a trust or partnership) directly or indirectly managed or controlled by, established for the benefit of, or whose economic interests are substantially equivalent to, either an Employee or a person listed above in items (a) or (b). For these purposes, the terms "dependent", "domestic partner," and "adoptive or guardian relationship" are defined by the national law where the Employee works.

47. **"Issue":** a debt or financial obligation, debt security, preferred share or other financial instrument (including a money market instrument).

48. **"Issuer":** an entity that issues debt or equity securities, as well as a bank or insurance companies, and their employees and agents acting on its behalf. An Issuer includes the Rated Entity and its Related Third Parties.

49. **"Issuer Confidential Information":** verbal or written information from an Issuer or its agents or advisors that S&P Global Ratings has agreed to keep confidential, whether temporarily, such as during the rating process until a rating is published, or indefinitely.

50. **"Linked Rating Action":** means a Credit Rating Action that is derived in whole from another Credit Rating Action.

The most common Linked Rating Actions issued by S&P Global Ratings include:

i.   A Credit Rating of an Issue, that in turn is dependent upon an outstanding Issuer Credit Rating (ICR);

ii. A Credit Rating of an Issue that is dependent upon an outstanding Credit Rating of a credit enhancement provider (e.g., a Letter or Credit or bond insurance);

iii. A Credit Rating of an Issue that is dependent upon the outstanding Credit Rating of a different Issue (e.g., a repackaged single-name synthetic security);

iv. A Credit Rating of an Issuer that is dependent upon the outstanding Credit Rating of a different Issuer (e.g., a swap or guaranteed investment contract provider);

v.   A Credit Rating of a new Issue by a rated Issuer when such issuance conforms to prior rated issuances, is consistent with the Issuer's current financial plans as considered by the original Rating Committee, and for which no new information is present to warrant a rating committee review; and

vi. A Credit Rating of a new Issue by a rated Issuer pursuant to an established financing plan (e.g., a Medium Term Note program).

51. **"Market Intelligence Model"**: a Model that is used by Analysts to prioritize credits for review, but is not a Ratings Model.

52. **"Material Non-Public Information" or "MNPI":** Shall mean all non-public information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a Security when it is publicly disclosed. Information is non-public if it has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client. Material Non-Public Information can be positive or negative and may involve events with contingencies.

53. **"Methodologies":** S&P Global Ratings considers Criteria to be its methodologies.

54. **"Model":** S&P Global Ratings considers a model to be a quantitative method, system or approach that applies statistical, economic, financial or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. A model also includes quantitative approaches whose inputs are partly or wholly qualitative or based on expert judgment, provided that the outputs are quantitative in nature.

A model consists of three components:

i.   An information input component, which delivers assumptions and data to the model;
ii. A processing component, which transforms inputs into estimates; and
iii. A reporting component, which translates the estimates into useful business information

55. **"Model Repository":** the database of record for all Covered Models and their related files and documents.

56. **"Non-Credit Rating Product"**: a product or service that S&P Global Ratings provides or sells that is not a Credit Rating or Credit Rating Activity. Ancillary Services and Other Services are Non-Credit Rating Products.

57. **"NRSRO":** Nationally Recognized Statistical Rating Organization

58. **"Other Confidential Information":** any information, other than Issuer Confidential Information and S&P Global Ratings Confidential Information, obtained from any source that an Employee believes is intended to be confidential.

59. **"Other Service":** a product or service that S&P Global Ratings provides or sells that is neither an Ancillary Service nor part of its Credit Rating Activities.

60. **"Outlook: see "Rating Outlook"**

61. **"Outsourced Activity":** Credit Ratings Activities or Regulatory Requirements, or responsibilities of S&P Global Ratings that are performed by a Service Provider that S&P Global Ratings' internal staff or management could have performed.

62. **"Practice Area" or "Practice":** one of the following analytical groups within S&P Global Ratings: Corporates, Financial Services, Infrastructure, Sovereigns/ International PublicFinance, Structured Finance and U.S. Public Finance

63. **"Primary Analyst":** the Analyst who has been assigned primary responsibility for (a) determining a Rating Recommendation, (b) presenting that Rating Recommendation to a Rating Committee, (c) Communicating with an Issuer with respect to a specific Credit Rating Action, and/or (d) acting as a presenting Analyst for purposes of determining and presenting a recommendation for a Committee Review in an Annual Review. A Primary Analyst means the "lead rating analyst" pursuant to E.U. regulations and Japanese regulations. Individuals not eligible to be a Primary Analyst are: (i) CRISIL GAC Analysts, and (ii) Employees in analytical support roles located in New York office such as Rating Analyst and Rating Specialist.

64. **"Private Credit Rating":** a Credit Rating that is not made public and is not intended to be disclosed to any party, other than a limited number of third parties identified by the party requesting the Credit Rating and (A) professional advisers who are bound by appropriate confidentiality obligations, (B) as required by law or regulation or for regulatory purposes or (C) subject to certain conditions, for the purpose of preparing required periodic reports relating to the assets owned by a special purpose vehicle that has purchased the rated securities. In certain jurisdictions, S&P Global Ratings may limit the availability of Private Credit Ratings to certain Issue sizes, a set number of recipients, or as otherwise prescribed by regulation.

65. **"Product Analytical Activities"**: an activity engaged in by S&P Global Ratings that leads to or directly supports a Non-Credit Rating Product output or the monitoring of a Non-Credit Rating Product including:

- the application of an analytical approach or use of an analytical tool related to a Non-Credit Rating Product;

- analysis of data and information related to a Non-Credit Rating Product; and

- the development, review, revision or approval of an analytical approach or analytical tool related to a Non-Credit Rating Product.

66. **"Publications":** items of information in any written form created by S&P Global Ratings and distributed to the public on a Free Website or other broad distribution platform whether or not owned by Standard & Poor's Financial Services, LLC. Publications do not include communications between Employees and third parties that are intended to be private. Publications ordinarily do not include Confidential or Private Credit Ratings and their related Credit Rating Rationales unless S&P Global Ratings distributes such items to the public in error.

67. **"Rated Entity":** an entity whose creditworthiness is assessed in a Credit Rating.

68. **"Rating Committee":** the committee that determines a Credit Rating.

69. **"Rating Committee Chairperson":** the Analyst whose role is to oversee the Rating Committee, including the process for arriving at a Rating Decision and approve the Rating Decision as determined by the Rating Committee or oversee the Formal Review, including acting as a sign-off Analyst to confirm a presenting Analysts recommendation for a Committee Review in an Annual Review or Portfolio Review.

70. **"Rating Decision":** a Credit Rating that is determined by a Rating Committee prior to its Release.

71. **"Rating Outlook" or "Outlook":** an assessment as to the potential direction of a long-term Credit Rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in economic and/or fundamental business conditions. A Rating Outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Rating Outlook is not a Credit Rating but is subject to the same S&P Global Ratings policies and procedures applicable to a Credit Rating.

72. **"Ratings Model":** a Model that is used in the process of determining a Credit Rating.

73. **"Recommendation":** any statement, oral or written, direct or indirect, that suggests to an Issuer (a) how it should arrange a corporate or legal structure, (b) how it should manage or structure its assets, liabilities or activities in connection with a Credit Rating, or (c) how it should design or structure a structured finance instrument.

74. **"Record"** See **"Document".**

75. **"Regulatory Commitments":** S&P Global Ratings Regulatory Requirements and Regulatory Expectations.

76. **"Regulatory Requirements":** the requirements set forth in the statutes, regulations, and rules that are applicable to S&P Global Ratings in various jurisdictions.

77. **"Related Third Party":** the arranger, obligor, originator, servicer, sponsor, underwriter, or any other party that interacts with S&P Global Ratings on behalf of a Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

78. **"Retention Schedule" or "Record Retention Schedule" or "RRS":** refers to the S&P Global Record Retention Schedule, which identifies Records and Documents that must be retained and their required retention periods.

79. **"S&P Global Ratings":** S&P Global Ratings, as registered with the SEC as an NRSRO.

80. **"S&P Global Ratings Confidential Information":**

    i. A Rating Recommendation, Rating Decision, and unpublished versions of (a) Credit Rating Actions, (b) Criteria, (c) opinions and (d) estimates, (e) Outlooks; and

    ii. related unpublished analysis, documentation, reports and press releases created by S&P Global Ratings. S&P Global Ratings Confidential Information also includes unpublished information concerning the Rating Committee process, including Rating Committee date when combined with the name of the Issuer or transaction, and the timing of potential Credit Rating Actions or ratings-related announcements.

81. **"S&P Global Ratings External Model":** a Model that S&P Global Ratings disseminates externally to generally facilitate the understanding of the factors that influence our Credit Ratings.

82. **"Sales or Marketing Activities":** include activities that are directed at increasing, improving, maintaining, obtaining, securing or defending the sales, revenues, marketing, business development, market share or market position of S&P Global Ratings, any Affiliate of S&P Global Ratings, or any of their respective products or services, including, without limitation, all efforts to

solicit business from, or "pitch" products or services to, an Issuer or prospective Issuer, any other efforts directed at selling or marketing the products or services of S&P Global Ratings or any Affiliate of S&P Global Ratings to existing or prospective clients, and soliciting, negotiating, discussing, or arranging for the establishment, payment or collection of fees for any product or service of S&P Global Ratings or any Affiliate of S&P Global Ratings. Sales or Marketing Activities do not include Credit Rating Activities, activities aimed at Transparency and Educational Objectives or activities aimed at increasing the quality, efficiency and/or timeliness of Credit Rating Activities or Product Analytical Activities.

83. **"Sales or Marketing Considerations":** include any consideration, concern, Communication, plan, goal or objective relating to or directed at Sales or Marketing Activities.

84. **"Sector and Industry Variables"** or **"SIV":** Sector and Industry Variables are sector, industry, asset class or regional variables, that are related to Criteria and are expected to be periodically updated and republished to reflect S&P Global Rating's evolving views as market conditions warrant.

85. **"Security":** any stock, note, bond, debenture, limited partnership interest, limited liability company interest, an investment contract, an obligation issued by or an interest in a vehicle which purchases and pools investments in other securities (such as a mutual fund, an exchange traded fund (ETF), hedge fund, or venture capital fund), or other financial instrument commonly known as a security, including securities issued globally, and American Depository Receipts (ADRs). It also includes any put or call options, futures contracts, or any other derivative instruments related to securities.

86. **"Service Provider":** a person or entity that performs an Outsourced Activity on behalf of S&P Global Ratings.

87. **"Solicited Credit Rating":** Credit Ratings, other than Confidential for Internal Purposes Credit Ratings, assigned by S&P Global Ratings at the request of the Issuer. A Credit Rating will be considered to be at the request of the Issuer if (a) there is an agreement with the Issuer or its agent for the provision of the Credit Rating (or an agreement does not specifically identify the Credit Rating but indicates S&P Global Ratings expects to rate the Issuer's obligations in the future, unless the Issuer has confirmed to S&P Global Ratings in writing that it does not wish the obligation to be rated) or (b) the Issuer pays for the Credit Rating. Solicited Credit Ratings do not include Credit Ratings that were initially requested by the Issuer but, while still maintained by S&P Global Ratings, are no longer requested by the Issuer as demonstrated by the fact that S&P Global Ratings no longer receives payment from the Issuer for these Credit Ratings.

88. **"Transitory Information":** see the Recordkeeping & Retention Policy.

89. **"Transparency and Educational Objectives"** or **"TEO":** include:

   - increasing the transparency of Credit Rating Activities in order to promote marketplace understanding of Credit Rating Activities and competition among CRAs on the basis of the substance and quality of their Credit Ratings and the Criteria they use;

   - helping actual or prospective Issuers and other persons (internal or external) better understand Credit Ratings and Criteria; and

   - helping actual or prospective clients and other persons (internal or external) better understand Non-Credit Rating Products, Product Analytical Activities, and any analytical approach associated with a Non-Credit Rating Product

90. **"Under Criteria Observation"** or **"UCO":** an identifier that may (or shall, if a Regulatory Requirement in Europe) be assigned to Credit Ratings under review as a result of a Criteria revision. The addition of the UCO identifier to a Credit Rating does not change that Credit Rating's definition or S&P Global Ratings' opinion about the Issue's or Issuer's creditworthiness.

91. **"Unsolicited Credit Rating":** Credit Ratings, other than Confidential for Internal Purposes Credit Ratings, that are not Solicited Credit Ratings.

92. **"Voting Analyst":** an Analyst who has been approved by an Analytical Manager or other qualified manager (i.e., the Head of Global Analytics and Methodologies or Chief Analytical Officers for Analysts reporting to them) to vote in a Rating Committee. A CRISIL GAC Analyst or a member of the New York Newspaper Guild is not eligible to be a Voting Analyst.

93. **"Work-in-Progress Information":** see the Recordkeeping & Retention Policy.



General Description of the Credit Rating Process
(as of February 21, 2025)

Initiation of a Credit Rating
S&P Global Ratings' process for determining a Credit Rating typically begins with a request for a Credit Rating from the Issuer (See *Quality of the Rating Process – Assignment of Credit Ratings Policy*) (such policy also defines circumstances when Unsolicited Credit Ratings may be issued. Also see *S&P Global Ratings Transparency (Public Disclosure) – Secure Website – SEC Rule 17g-5 Policy* regarding identification of transactions subject to the rule and access to information required by the rule).

Information Sources and Considerations
S&P Global Ratings provides a Credit Rating only when, in its opinion, there is information of satisfactory quality to form a credible opinion on creditworthiness, consistent with its *Quality of the Rating Process – Sufficient Information (Quality of Information) Policy*, and only after applicable quantitative, qualitative, and legal analyses are performed. Throughout the ratings and surveillance process, the analytical team may review information from both public and nonpublic sources.

For corporate, government, and financial services company or entity (collectively referred to as "C&G") Credit Ratings, the analysis generally includes historical and projected financial information, industry and/or economic data, peer comparisons, and details on planned financings. In addition, the analysis is based on qualitative factors, such as the institutional or governance framework, the financial strategy of the rated entity and, generally, the experience and credibility of management. For structured finance Credit Ratings, the analysis generally covers the credit quality of the securitized assets, a review of the applicable legal and regulatory regime to determine whether the securitized assets have been appropriately isolated from bankruptcy and insolvency risk of transaction participants, the payment structure and cash flow mechanics, operational and administrative risks of key participants, counterparty exposure, and the historical performance data relating to the underlying assets (and/or assets with similar characteristics), if applicable. Our analysis generally includes qualitative assessments of multiple factors, including strengths and weaknesses of originators of assets, peer comparisons, and market trends, as well as the qualitative assessments of quantitative model scenarios, which may impact the amount of credit enhancement required for a particular Credit Rating and/or limit the maximum potential Credit Rating. Quantitative models are commonly employed in our analysis coupled with a qualitative assessment of the risk and mitigating factors.

In connection with its assignment or surveillance of a Credit Rating, S&P Global Ratings typically receives data and other information from issuers and their agents and advisors, as well as from other sources. In addition, numerous commercial vendors sell or provide data to S&P Global Ratings that may be used in various aspects of the ratings process, including publicly available data aggregated by third parties. Purchased data includes economic and business news, information on new financings, information on defaults and bankruptcies, performance data for structured finance transactions, securities prices, and information obtained from regulatory filings.

As noted above, S&P Global Ratings provides a Credit Rating only when, in its opinion, there is information of satisfactory quality to form a credible opinion on creditworthiness. In particular, S&P Global Ratings will not issue or maintain a Credit Rating if it believes the information available and necessary to maintain the Credit Rating is not reliable. Although, it may in certain cases obtain additional information concerning the data provided by various parties, S&P Global Ratings does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. If S&P Global Ratings' Criteria permit the use of public ratings from other CRAs, S&P Global Ratings may use such ratings as part of its evaluation of funds, pools of assets or in connection with structured finance transactions. (See *Quality of the Rating Process – Sufficient Information (Quality of Information) Policy*).

Interaction with Management

For C&G Credit Ratings, S&P Global Ratings primarily employs fundamental credit analysis, occasionally supplemented by quantitative models in accordance with our Criteria. A meeting with management is commonly undertaken as part of the credit rating process. Members of S&P Global Ratings' analytical team typically meet with management to review key factors that may have an impact on the Credit Rating, including operating and financial plans and management policies. These meetings help Analysts develop their assessment of management and corporate strategy, which are qualitative factors that are generally incorporated in our Credit Rating Actions (See *Quality of the Rating Process – Sufficient Information (Quality of Information) Policy*).

The Rating Committee

S&P Global Ratings' Credit Ratings are determined by the vote of a Rating Committee, not by any individual Analyst. Under certain circumstances, S&P Global Ratings issues Credit Ratings that are derived in whole from other Credit Ratings. In this regard, and under certain circumstances, an Employee may apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue as a Linked Rating Action.

The Rating Committee process is central to analytical quality. (See *Quality of the Rating Process – Rating Committee Policy*). Individuals who collectively have the knowledge and experience in developing and monitoring a Credit Rating for a specific type of Rated Entity comprise the Rating Committee. At the Rating Committee meeting, pertinent information and a Rating Recommendation are presented and discussed. Then the Rating Committee votes on the Rating Recommendation and reaches a Rating Decision. The Rating Committee Chairperson ensures that the Rating Committee (a) is properly constituted, (b) appropriately applies S&P Global Ratings' Criteria, (c) reviews all relevant information and disclosures, (d) complies with the *S&P Global Ratings Code of Conduct* and related policies, guidelines and procedures, and (e) reaches a Ratings Decision absent extraordinary circumstances. (See *Quality of the Rating Process – Rating Committee Policy*).

Informing Issuers and Appeals

As a general matter, once the Rating Committee has reached a Rating Decision the Issuer is notified of the Rating Decision and the key elements underlying it. After notifying the Issuer, S&P Global Ratings publishes the Credit Rating and makes it publicly available, except in the case of Private and

Confidential Credit Ratings. S&P Global Ratings will, when so required by applicable regulations or may, as a courtesy to prevent factual errors or prevent the inadvertent release of Confidential Information, provide an advance copy of its Credit Rating Rationale to the Issuer (See *Quality of the Rating Process - Ratings Release Policy, Issuer Notification (including Issuer Appeals) Policy* and *Protection of Information - Avoiding Selective Disclosure of Material Non-Public Information Policy*).

S&P Global Ratings may accept a request from an Issuer to appeal a Rating Decision, provided that meaningful new information is presented. (See *Quality of the Rating Process - Issuer Notification (including Issuer Appeals) Policy*). When this occurs, a Rating Committee will convene to review the additional information and vote. The Rating Committee may stand by the original Rating Decision or reach a new Rating Decision.

Credit Rating Reviews
Consistent with its goal of maintaining forward-looking, timely, and credible Credit Ratings, S&P Global Ratings surveils its outstanding Credit Ratings (other than point in time Credit Ratings) on an ongoing basis and also performs a review of such Credit Ratings on at least an annual basis. As a result of the surveillance and review processes, it sometimes becomes apparent that changing conditions require reconsideration of an outstanding Credit Rating. A Rating Committee may then convene to determine whether a Credit Rating Action is appropriate. The frequency, timing and extent of surveillance are dynamic and reflect, among other things: (a) the frequency and public availability of financial and regulatory reporting; (b) the frequency and availability of transaction-specific performance information; (c) the availability of new information, derived from a variety of sources that is relevant to creditworthiness; (d) the occurrence of material changes that could impact a Credit Rating; (e) the impact of changes in macro-economic or financial market conditions; and (f) specific risk considerations and expectations relevant to a rated issue or issuer or to a group or class of rated issues or issuers. (See *Surveillance and Withdrawal - Surveillance Policy* and *Quality of the Rating Process - Sufficient Information (Quality of Information) Policy*).

For C&G Credit Ratings, it is routine to schedule periodic meetings with management as part of the ongoing surveillance process. These meetings enable Analysts to be apprised of changes in the Rated Entity's plans and to discuss new developments, performance relative to prior expectations, and other areas pertinent to our analysis. For structured finance Credit Ratings, as part of the surveillance process, Analysts monitor performance data and other pertinent information that includes, for example, changes in asset performance, changes in the transaction's credit support, and changes in the ratings of support providers.

In general, for C&G Credit Ratings, the same principles are applied in determining initial Credit Ratings and in performing surveillance of Credit Ratings. However, while the same principles are applied in structured finance for determining initial Credit Ratings and for changing ratings in the surveillance process, in limited instances the specific Criteria and models used may differ. Any potential process differences between new issues and surveillance in Structured Finance may be attributed to the availability of pertinent information used in the analysis. (See *Surveillance and Withdrawal – Surveillance Policy*).

S&P Global Ratings establishes and maintains Criteria to support the issuance of its Credit Ratings. Criteria are S&P Global Ratings' published analytic frameworks for determining Credit Ratings. Criteria include fundamental factors, analytical principles, methodologies, and/or key assumptions that we use in the ratings process to determine our Credit Ratings. Existing Criteria remain in effect until they are replaced by new Criteria or explicitly withdrawn. Changes made to Criteria and models for determining initial Credit Ratings are generally applied to existing Credit Ratings within a reasonable period of time, in accordance with applicable regulatory requirements, taking into consideration such factors as the number of Credit Ratings impacted, the complexity of the procedures and methodologies used to determine the Credit Ratings, and the types of securities being rated. Additionally, changes made to models and Criteria for performing Credit Rating surveillance are incorporated into the models and Criteria for determining initial Credit Ratings. For structured finance Credit Ratings, certain changes made to models and Criteria for determining initial Credit Ratings may not apply to existing Credit Ratings when changes to the initial Credit Ratings assumptions are not considered significant to the surveillance analysis where the surveillance process focuses on the actual underlying asset performance. (See *Methodology Policy*).

Once a Credit Rating is public, S&P Global Ratings publicly discloses any subsequent Credit Rating Actions, generally with a short explanation. Depending on our view of market interest in the Credit Rating, we may publish reports at the conclusion of Credit Rating reviews in which a Credit Rating is affirmed.

Credit Ratings are discontinued most commonly when the rated obligations are fully repaid. Credit Ratings may also be discontinued for a number of other reasons, including but not limited to: no rated debt outstanding; all or substantially all of an Issuer's rated obligations have been or will be transferred to another entity; when a "D" level Credit Rating has been outstanding for at least 30 days and S&P Global Ratings determines that the Credit Rating is unlikely to be raised in the future; for Issue Credit Ratings, when an obligation has defeased in accordance with its terms; and for linked Credit Ratings, when the Credit Rating on which the linked Credit Rating depends has been discontinued or withdrawn, and there is no alternative underlying Credit Rating.

S&P Global Ratings may withdraw a Credit Rating at any time in its sole discretion. Reasons for withdrawals may include, among other reasons, (a) at the request of an Issuer, (b) as a result of the merger or consolidation of an Issuer, (c) because of a lack of information , (d) because S&P Global Ratings determines to terminate its contract with the Issuer, (e) because of a lack of investor interest, or (f) where it is determined that resources necessary to maintain a Credit Rating exceed the value of such Credit Rating to investors and other market participants. S&P Global Ratings may change a Credit Rating, and publish such change, prior to withdrawing the Credit Rating, if we believe a change to the Credit Rating is warranted. The revision or affirmation of a Credit Rating at the time of a withdrawal of the Credit Rating is determined by the Rating Committee. S&P Global Ratings may also suspend a Credit Rating at any time in its sole discretion. (*See Surveillance and Withdrawal - Withdrawal, Discontinuance and Suspension Policy*).

S&P Global
Ratings

Policy: Assignment of Credit Ratings
Date: 23 May 2016

Policy Statement

Within its sole discretion, S&P Global Ratings determines whether to issue a Credit Rating. S&P Global Ratings may decline specific requests for Credit Ratings, may decline to issue Credit Ratings on subsequent Issues, or may withdraw or suspend an existing Credit Rating. When consistent with regulatory requirements in applicable jurisdictions and its policies, guidelines, and Criteria, S&P Global Ratings will issue and maintain a Credit Rating if it has sufficient information of satisfactory quality for a Credit Rating. S&P Global Ratings will not refrain from issuing or revising any Credit Rating based on the potential effect (economic, political, or otherwise) on it, an Issuer, an investor, or other market participant. S&P Global Ratings publishes a Credit Rating Rationale depending on market interest or as required by regulation.

S&P Global Ratings may assign Confidential Credit Ratings or Private Credit Ratings if S&P Global Ratings has determined not to assign an Unsolicited Credit Rating. Confidential Credit Ratings and Private Credit Ratings are subject to substantial distribution and publication restrictions. In addition, in certain jurisdictions, S&P Global Ratings may limit the availability of Private Credit Ratings to certain Issue sizes, to a set number of recipients, or to cases where certain regulatory conditions are met.

S&P Global Ratings may assign a preliminary rating based on information that is subject to finalization but is otherwise consistent with its Sufficient Information Policy. S&P Global Ratings will assign a final Credit Rating when it receives the finalized information that was used in arriving at the preliminary Credit Rating.

Consistent with its other applicable policies, including the Protection of Information Policy, S&P Global Ratings may assign Unsolicited Credit Ratings when S&P Global Ratings believes sufficient market interest exists for the Rated Entity.



Policy: Withdrawal, Discontinuance, and Suspension
Date: 01 January 2018

Policy Statement

S&P Global Ratings may, consistent with applicable regulatory requirements, withdraw or suspend a Credit Rating at any time in its sole discretion. S&P Global Ratings determines the timing of both the withdrawal or suspension of a Credit Rating and the issuance of related notices.

S&P Global Ratings may withdraw a Credit Rating at the request of an Issuer, but under no circumstances will an Issuer's request to withdraw a Credit Rating avoid an imminent rating change. S&P Global Ratings may elect to convert that Credit Rating into an Unsolicited Credit Rating rather than to withdraw the Credit Rating.

When S&P Global Ratings withdraws or suspends a Credit Rating, S&P Global Ratings generally issues a notice in the same manner in which the original Credit Rating was issued (i.e., for a public Credit Rating, S&P Global Ratings will post the notice on its website; and for a Private Credit Rating, S&P Global Ratings will notify the party that requested the Credit Rating or post a notice through the secured website established for the Credit Rating, as appropriate).

Finally, S&P Global Ratings discontinues a Credit Rating on an obligation when the obligation is paid in full in accordance with its terms and in certain other circumstances. S&P Global Ratings generally does not publicly announce discontinuances of Credit Ratings but denotes the discontinuances in its ratings databases and public website.

S&P Global
Ratings

Policy: Sufficient Information (Quality of Information)
Date: 26 July 2024

Policy Statement

S&P Global Ratings will issue a Credit Rating only when it possesses sufficient information upon which to base a Credit Rating. Information may be deemed sufficient only when: (a) there is sufficient quantity of information to enable the assignment of a Credit Rating; (b) S&P Global Ratings has received such information on a timely basis; and (c) S&P Global Ratings determines that the information received is reliable.
S&P Global Ratings' determination that information is sufficient is not an audit, is not designed to prevent or detect fraud and S&P Global Ratings' use of such information is not a guarantee of its accuracy.

S&P Global Ratings typically receives information upon which to base a Credit Rating from an Issuer and its Related Third Parties. S&P Global Ratings may also receive and use information from other sources. However, in all cases S&P Global Ratings will only use any such information if it satisfies the relevant standards that the applicable Practice Area has established or an alternate procedure has been approved consistent with its policies.

S&P Global Ratings determines the reliability of the information it receives and uses in its rating analyses either through:

- Consideration of relevant findings resulting from evaluations performed by a third party such as an auditor, due diligence firm or similar service provider, or

- Internal assessment of whether (i) the information contains anomalies, or (ii) the source of the information presents a history of providing accurate and timely information to S&P Global Ratings.

As part of the internal assessment to identify anomalies, S&P Global Ratings may use quantitative or qualitative evaluation approaches. The quantitative evaluation approach may include a random sampling methodology or other approaches to evaluate certain data used in analyses. The qualitative evaluation approach may include a review of the operational capability of the Issuer or Related Third Parties and a determination of their ability and willingness to provide S&P Global Ratings with reliable information in combination with a review of the information and data provided.

If S&P Global Ratings Criteria permits the use of credit ratings from other CRAs, S&P Global Ratings may use such credit ratings as part of its credit analysis. In such cases, use of such ratings must be documented, and that documentation must be stored in the Approved Document Repository.

S&P Global Ratings will withdraw or suspend a Credit Rating when sufficient information is no longer available.

S&P Global
Ratings

Policy: Rating Committee
Date: 15 October 2023

Policy Statement

Credit Ratings issued by S&P Global Ratings are determined by Rating Committees composed of Analysts and not by individual Analysts.

However, under certain circumstances, S&P Global Ratings assigns Credit Ratings that are derived in whole from other Credit Ratings. Under these circumstances, an Employee may therefore apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e., a Linked Rating Action).

The composition of a Rating Committee and the processes it follows depends on the nature and complexity of the Credit Rating Action. Rating Committees make Rating Decisions based on analyses of relevant information known to it in accordance with S&P Global Ratings' established Criteria.

A Rating Committee under certain circumstances may assign a preliminary Credit Rating and simultaneously authorize, conditionally, the final Credit Rating. If events occur which would require the final Credit Rating to be different than the preliminary Credit Rating, or that would require a material change in the Credit Rating Rationale, a new Rating Committee will be convened.

Each Rating Committee must have a designated Rating Committee Chairperson ("Chair"). The role of the Chair includes ensuring that the Rating Committee:
- Is properly constituted,
- Appropriately applies S&P Global Ratings' Criteria and,
- Reviews all relevant information and materials presented at the Rating Committee.

An Analyst may not serve as the Chair for a Rating Committee for a Rated Entity for which he or she serves as the Primary Analyst.

Only Voting Analysts may vote in a Rating Committee. To further enhance the independence of the rating process, Criteria Subject Matter Experts (CSMEs) are not permitted to be Voting Analysts and thus may not vote in, or chair, a Rating Committee. Employees who are not Voting Analysts, may, with the approval of the respective Chair, share their opinion on a subject where they have specialized knowledge relevant to the Credit Rating Action under review by the Rating Committee but may not vote in that Rating Committee.

Under no circumstances may an Employee attend or vote in a Rating Committee if he or she has an actual or potential conflict of interest.



Policy: Issuer Notification (including Issuer Appeals)
Date: 01 December 2022

Policy Statement

When required by regulation or where otherwise feasible and appropriate, S&P Global Ratings will, prior to the publication of a Credit Rating, inform the Issuer of the critical information and principal considerations upon which the Credit Rating will be based and afford the Issuer the opportunity to clarify any potential factual errors on which S&P Global Ratings may have based its Rating Decision. This notice also allows the Issuer to identify and alert S&P Global Ratings to any potential disclosure of material non-public or confidential information.

Any change proposed by an Issuer to correct a factual error or prevent the disclosure of material non-public or confidential information shall be given consideration before publication of the Credit Rating. A change will be made only if the Primary Analyst determines it is warranted. Concerns or misunderstandings raised by an Issuer will be discussed with the Issuer, but the Primary Analyst is generally discouraged from making changes for purposes other than correcting a factual error or avoiding the potential disclosure of material non-public or confidential information. If an Issuer suggests wording or grammatical changes, the Primary Analyst may consider such comments but is not obligated to make any changes. In all cases, S&P Global Ratings maintains editorial control over its published materials, including Credit Rating Rationales.

This policy statement applies to Solicited Credit Ratings, Unsolicited Credit Ratings (in certain jurisdictions), and Confidential and Private Credit Ratings, but does not apply to Confidential for Internal Purposes Credit Ratings.

An Issuer may share new information relevant to the Rating Decision after being notified of the Rating Decision. S&P Global Ratings will determine whether the new information could impact the Rating Decision. If necessary, a new Rating Committee will be convened.

An Issuer may appeal the Rating Decision and request a review of the additional information based on either material new information it has shared with S&P Global Ratings or a belief that S&P Global Ratings materially misinterpreted critical information in reaching that Rating Decision.

S&P Global Ratings will consider appeals of Rating Decisions by Issuers and will grant such appeals as appropriate. There is no right to appeal, and the decision to grant an appeal is made on a case-by-case basis. A Credit Rating may be placed on CreditWatch during the appeal period. S&P Global Ratings will take any appeal request seriously and will seek to gauge its substance, but it will reject requests that appear to be made solely for the purpose of delaying the issuance of a Credit Rating. In general, the Rating Decision of an appeal Rating Committee is final. In certain jurisdictions, S&P Global Ratings must disclose if an initial Rating Decision was changed following an appeal by the Issuer.

The following are not subject to appeal: CreditWatch actions, affirmations of Credit Ratings, and Unsolicited Credit Ratings (except for Sovereign Credit Ratings), as well as Ancillary Services, Other Services, and certain other opinion products that could potentially contribute to a Credit Rating Activity (i.e., Mappings, Rating Agency Confirmations (RAC), Rating Evaluation Services (RES), and Recovery Ratings, unless the Recovery

Rating is a material input in determining the Credit Rating.) Components of a Credit Rating (e.g., BICRA, SACP, or risk scores) or other assessments (e.g. ESG Credit Indicators) which do not meet the definition of a Credit Rating, even if made public, are also not subject to appeal. Additionally, Outlook changes on U. S. Public Finance Credit Ratings are not subject to appeal.

Requests to appeal a Rating Decision can constitute a Complaint if the request otherwise meets the definition of Complaint.



Policy: Ratings Release
Date: 23 May 2016

___

Policy Statement

When a Rating Committee makes a Rating Decision on a Credit Rating Action, S&P Global Ratings' overriding objective is to disseminate Credit Rating Actions as soon as possible.

S&P Global
Ratings

Policy: Surveillance
Date: 01 January 2019

Policy Statement

Consistent with our goal of forward-looking and timely Credit Ratings, S&P Global Ratings maintains surveillance of its outstanding Credit Ratings on an ongoing basis and at least every 12 months. For purposes of this policy, outstanding Credit Ratings exclude point-in-time, withdrawn, suspended, and discontinued Credit Ratings.

The frequency, timing, and extent of surveillance are dynamic and may reflect, among other things: (a) the frequency and public availability of financial and regulatory reporting; (b) the frequency and availability of transaction-specific performance information; (c) the availability of new information, derived from a variety of sources, that is relevant to creditworthiness; (d) the occurrence of changes that could impact a Credit Rating; (e) the impact of changes in macro-economic or financial market conditions; and (f) specific risk considerations and expectations relevant to a rated Issue or Issuer or to a group or class of rated Issues or Issuers.

S&P Global Ratings will publicly disclose in a timely manner Credit Rating Actions along with the Credit Rating Rationale or refer to an existing public Credit Rating Rationale and key elements underlying the action. If a Credit Rating is Confidential or Private, communication of the Credit Rating, the Credit Rating Rationale, and subsequent Credit Rating Actions will be made to the entity that requested the Credit Rating or in the case of a Private Credit Rating, to other parties as authorized by the requesting entity.

When Criteria used in Credit Rating Activities is created or changed, S&P Global Ratings will review potentially affected Credit Ratings as soon as possible but no later than the time period required by law or regulation. Pending such review, S&P Global Ratings will assign the UCO ("Under Criteria Observation") identifier as an early indication that such change may affect specified Credit Ratings. The UCO identifier is not equivalent to a CreditWatch as it offers neither an estimate of the likelihood of a Credit Rating change nor the timescale over which such change might occur. The UCO identifier will continue to be on Credit Ratings until the Credit Rating is reviewed by a Rating Committee. The addition of the UCO identifier to a Credit Rating does not change that Credit Rating's definition or our opinion about the Issue's or Issuer's creditworthiness.

In addition, if a change to existing or the creation of new Criteria, Covered Models, or key rating assumptions is likely to affect a Credit Rating, S&P Global Ratings will convene a Rating Committee to determine the impact, and, in the course of such deliberations but prior to a final determination, the Rating Committee may place the potentially affected Credit Rating on CreditWatch.

S&P Global
Ratings

Policy: Error Correction
Date: 01 December 2016

Policy Statement

The goal of S&P Global Ratings is to provide investors and the markets with research and Credit Ratings that are insightful, complete and error-free. This includes issuing Credit Ratings, Credit Rating Rationales, and other published materials that are free of misrepresentations and that can be easily understood. We recognize that occasionally there may be errors made and S&P Global Ratings will disclose and correct errors in Publications and other significant errors relating to our analysis and methodologies that may result in a change to current Credit Ratings. We will act to correct any identified errors to further our mission of acting with integrity, honesty and transparency in providing quality Credit Ratings.

S&P Global
Ratings

Policy: Prohibited Activities
Date: 01 June 2023

Policy Statement

No Unfair, Coercive, or Abusive Practices

Employees are prohibited from engaging in unfair, coercive, or abusive practices, such as issuing or modifying, conditioning or threatening to condition, credit ratings, equity research reports or opinions or fund ratings, research, or recommendations, or securities selected for an index, based on the purchase of any other service or product of S&P Global Ratings or S&P Global Inc. by the related obligor or Issuer, or an affiliate of the obligor or Issuer.

This prohibition also includes issuing or lowering-or making related threats to issue or lower–a credit rating of a security or money market instrument issued by an asset pool or as part of any asset - or mortgage-backed security transaction unless all or a portion of the assets within such pool or such transaction are also rated by S&P Global Ratings, if such actions are taken with an anticompetitive intent.

No Structuring

S&P Global Ratings' Employees are prohibited from structuring transactions and from making any Recommendation to an Issuer if S&P Global Ratings issues, reasonably anticipates issuing, or maintains a Credit Rating with respect to the Issuer or any security issued, underwritten, or sponsored by the Issuer.

S&P Global Ratings must not issue or maintain a Credit Rating with respect to an Issuer or any security issued, underwritten, or sponsored by an Issuer where a S&P Global Ratings Employee or any Affiliated Person made any Recommendation to the Issuer. S&P Global Ratings must withdraw an existing Credit Rating if it learns that a Recommendation was made to the Issuer by an Employee or Affiliated Person.

No Endorsement

S&P Global Ratings and its Employees will not make statements or take other actions inconsistent with the guiding principles provided in Code of Conduct section 4.3.

S&P Global
Ratings

Policy: Model Use
Date: 09 July 2018

Policy Statement

This Policy applies to Ratings Models. Analysts may only use a Ratings Model in the process of determining a Credit Rating if the Ratings Model is approved for that use, as specified in the Model Repository.

Analysts must document the use of all Ratings Models (including Ratings Model name and Model ID) used in the process of determining a Credit Rating.

S&P Global Ratings allows for dispensations to this policy in certain circumstances.

S&P Global
Ratings

Policy: Methodology
Date: 1 November 2024

Policy Statement

S&P Global Ratings establishes and maintains Criteria to support the issuance of its Credit Ratings. Covered Models may also be used to apply Criteria.

S&P Global Ratings' Criteria are rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation. S&P Global Ratings' Criteria and Covered Models are developed and changed in accordance with its policies and procedures to allow for consistent application in the issuance and surveillance of Credit Ratings.

S&P Global Ratings' new and materially changed Criteria and Covered Models are validated by persons who are independent from the persons who developed the Criteria and Covered Models and from the Practice Areas performing the relevant Credit Rating Activities. S&P Global Ratings' new or materially changed Criteria and associated Covered Models are also subject to management approval and, as required by law or regulation, S&P Financial Services LLC Board of Managers' approval, prior to use. S&P Global Ratings will also ensure that any other jurisdictional legal and regulatory requirements are met before Criteria and Covered Models are used in the jurisdictions in which S&P Global Ratings operates. S&P Global Ratings will ensure consistent application of its Criteria and the use of its Covered Models through training, including training on changes where applicable.

Once approved for use, Criteria used in the determination of a Credit Rating are disclosed to the public on the Free Website in a timely manner and as required by legal and regulatory requirements. Information relating to Covered Models used in the determination of Credit Ratings is also disclosed to the public on the Free Website.

S&P Global Ratings promptly publishes to the Free Website material changes to Criteria, the reason for the changes, and the likely scope of Credit Ratings to be affected. Prior to public disclosure, S&P Global Ratings will protect Confidential Information, which includes pending changes to Criteria and Covered Models in accordance with its policies and procedures.

S&P Global Ratings provides market participants an opportunity to provide comments on its in-use Criteria through submission of External Written Comments on the Free Website. S&P Global Ratings will consider those comments and make them publicly available on the Free Website. S&P Global Ratings also provides market participants an opportunity to comment on newly developed and material changes to in-use Criteria for determining Credit Ratings for a set time period prior to the proposed or updated Criteria being employed. S&P Global Ratings does so by publicly disclosing on the Free Website proposed new or materially changed Criteria. Any External Written Comments received on its proposed Criteria will be considered by S&P Global Rating prior to implementing the new or materially changed Criteria and will be made publicly available on the Free Website when the final Criteria is published. Any changes between the proposed Criteria and final Criteria based on External Written Comments or any other feedback will be made at the discretion of S&P Global Ratings based on its independent and objective assessment of the feedback.

S&P Global Ratings ensures that new and materially changed Criteria and Covered Models are applied consistently to all new and existing Credit Ratings in a timely manner as prescribed by legal and regulatory requirements. The impact of new or materially changed Criteria on existing Credit Ratings is evaluated in accordance with S&P Global Ratings' policies and procedures. S&P Global Ratings periodically reviews, at least annually, its Criteria by evaluating the performance of its Credit Ratings using metrics (for example, statistics). S&P Global Ratings also ensures that Covered Models that apply in-use Criteria are periodically reviewed and back-tested.   S&P Global Ratings ensures that those who conduct the periodic reviews of Criteria and Covered Models are independent from the persons who developed the Criteria and Covered Models and from the Practice Areas performing the relevant Credit Rating Activities.

S&P Global Ratings also monitors performance of its Credit Ratings through default and transition studies, which are made publicly available.

S&P Global Ratings will disclose to the public all information on the Free Website that it is required to disclose pursuant to its legal and regulatory requirements, including significant errors in Criteria and Covered Models that may result in a change to current Credit Ratings.

S&P Global Ratings clearly defines its rating symbols and applies those symbols in a consistent manner. When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will differentiate Credit Ratings of structured finance products from other Credit Ratings, including through additional disclosures or the use of different rating symbols. Additional detail regarding rating symbols is found in the Rating Definitions document on the Free Website.

In certain circumstances, S&P Global Ratings Criteria may permit the use of ratings from another Credit Rating Agency subject to a comparison analysis of the other Credit Rating Agencies ratings as compared to S&P Global Ratings Credit Ratings or as otherwise provided for in such criteria.

S&P Global
Ratings

Policy: Ratings Vendor Management
Date: 17 January, 2025

Policy Statement

As necessary and appropriate, S&P Global Ratings utilizes vendors' goods, products or services ("Vendor Services").

A "Ratings Vendor" is an internal or external third-party that S&P Global Ratings, S&P Global Inc. or any affiliate of S&P Global Inc. has entered into a contractual relationship with to provide Vendor Services that may impact or are related to Credit Ratings and Credit Ratings Activities.

Prior to utilizing a Ratings Vendor, S&P Global Ratings shall conduct an assessment and related due diligence to ensure that the Vendor Service does not materially impair (i) the quality of Credit Ratings or Credit Rating Activities, (ii) the quality of S&P Global Ratings' internal controls, (iii) compliance with the S&P Global Ratings Code of Conduct and its Policies, or (iv) compliance with any Regulatory Commitments or guidance within the jurisdictions in which it operates (items (i) to (iv) collectively, "Ratings Vendor Requirements").

S&P Global Ratings, S&P Global Inc. or its affiliates will enter into written agreements with Ratings Vendors that outline the Vendor Services to be provided, the related terms and conditions, and, when applicable, the controls (such as policies and procedures) that must be implemented and enforced. The written agreements will also direct the manner in which S&P Global Ratings will monitor and periodically review the Ratings Vendor with respect to: (a) performance of and continued fitness to perform Vendor Services pursuant to the written agreement, and (b) the implementation and enforcement of the controls required by written agreement.

S&P Global Ratings will periodically review Ratings Vendors to assess the Ratings Vendor's current performance of–and continued ability to appropriately perform–the Vendor Services so as to continue to meet the Ratings Vendor Requirements.

Actions by a Ratings Vendor that result in a breach of its written agreement with S&P Global Ratings, and results in a failure to meet the Ratings Vendor Requirements, will be handled by S&P Global Ratings accordingly.



Policy: Analysis of Information and Application of Criteria
Date: 23 May 2016

<u>Policy Statement</u>

S&P Global Ratings will establish and maintain Criteria for the issuance of its Credit Ratings and will require consistent application of its Criteria. S&P Global Ratings' Criteria are rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation.

Each Credit Rating is based on a thorough analysis of all information known to, and believed relevant by, the applicable Rating Committee in accordance with its Criteria.

S&P Global Ratings will establish and maintain measures so that the Analysts assigned to determine a Credit Rating have appropriate individual or collective knowledge and experience to determine the creditworthiness of the applicable Rated Entity or Security.